Limited Liability Company
Operating Agreement
of
CWS HOSPITALITY LLC,
a Tennessee Limited Liability Company

      This Limited Liability Company Operating Agreement (the "Agreement") is entered into effective as of the 30th day of July, 2019, by Annelise Holdings, LLC, a California limited liability company, (the "Member") as the sole member of CWS HOSPITALITY LLC (the "Company"). The Member, by this Agreement, desires to adopt the Limited Liability Operating Agreement of the Company upon the following terms and conditions:

RECITALS

WHEREAS, the Company was formed as of July 30, 2019, and filed Articles of Organization with the State of Tennessee on the same date thereof.

WHEREAS, in connection with the formation of the Company, the Member became the sole member of the Company.

WHEREAS, in furtherance of Member's position as the sole member of the Company, it is the desire of the Member to adopt this Limited Liability Operating Agreement of Company pursuant to the terms and conditions set forth in this Agreement.

ARTICLE I

Name, Place of Business and Agent

The name of the Company is CWS Hospitality LLC. The address of the Company is 707 Main Street, #152, Nashville, TN, 37206, or such other place or places as the Manager may hereafter determine. Its resident agent in the state of such agent as the Manager may hereafter determine.

ARTICLE II

Business, Purpose and Term of Company

1. Purposes. The purpose of the Company shall be to do all such things for which limited liability companies may be formed under the Tennessee Revised Limited Liability Company Act ("Act").

2. Term of Company. The term of the Company shall commence the date the Articles of Organization were filed with the Tennessee Secretary of State and shall continue on a perpetual basis unless dissolved pursuant to Article VI of this Agreement.

ARTICLE III

Capital Contributions

1. Capital Contribution by Member. Capital Contributions shall be made from time to time as the Member shall determine. The initial Capital Contribution of the Member is set forth on Schedule A attached hereto.

2.	Capital Account. A Capital Account shall be maintained for the Member to which shall be credited (i) the Member's Capital Contributions and (ii) all Company revenues. The Capital Account shall be debited with (i) all costs, expenses and losses of the Company and (ii) the amount of any distributions (including return of capital) made to the Member. No interest shall be paid on the Member's Capital Account.

ARTICLE IV

Distributions and Tax Treatment

1.	Distributions. All distributions of cash or other assets and/or dividends of the Company shall be made to the Member when and as determined by the Manager.

2.	Tax Treatment. The Company shall be treated as a pass through for U.S. federal income tax purposes (as well as for any analogous state or local tax purposes), and the Member and the Company shall timely make any and all necessary elections and filings for the Company to be treated as a pass through entity for U.S. federal income tax purposes (as well as for any analogous state or local tax purposes). The Manager may elect to change the tax treatment of the Company at her discretion.

ARTICLE V

Management of the Company

1.	General. Sarah Buxbaum shall be the sole Manager. The Manager shall be responsible for the management of the Company and its assets. The Manager shall have the right, power and authority to manage, direct and control all of the business and affairs of the Company, to transact business on behalf of the Company, to sign for the Company or otherwise bind the Company.

2.	Delegation of Powers of Manager. The Manager shall have full, exclusive and complete discretion, power and authority, subject in all cases to the other provisions of this Agreement and the requirements of applicable law, to appoint and delegate the management, control, administration and operation of the business and affairs of the Company or the custody of the Company's assets for all purposes stated in this Agreement. Such delegation shall be as provided in such documentation as the Manager shall determine. Any such delegation shall not cause the Manager to cease to be the Manager.

3.	Powers of Manager. Subject to Section 5.6 below, the Manager shall have the right, power and authority, in the management of the business and affairs of the Company, to do or cause to be done any and all acts deemed by the Manager to be necessary or appropriate to effectuate the business, purposes and objectives of the Company at the expense of the Company, including but not limited to the execution of all documents or instruments in all matters necessary, desirable, convenient or incidental to the purpose of the Company or the making of investments of Company funds.

4.   Reliance by Third Parties. Any person or entity dealing with the Company may rely on a certificate signed by the Manager as to:

       (i)   the identity of the Manager;

       (ii)   the existence or non-existence of any fact or facts which constitute a condition precedent to acts by the Manager or are in any matter pertinent to the affairs of the Company;

       (iii)   the persons who or entities which are authorized to execute and deliver any instrument or document of or on behalf of the Company; or

       (iv)   any act or failure to act by the Company or as to any other matter whatsoever involving the Company.

5.   Officers. The Manager may appoint individuals with or without such titles as it may elect, including the titles of Chief Executive Officer, President, Chief Operating Officer, Director, Vice President, Treasurer and Secretary, to act on behalf of the Company with such power and authority as the Manager may delegate to any such person(s). Subject to the provisions of this agreement, Sarah Buxbaum shall be the Chief Executive Officer of the Company.

6.   Actions Requiring Member Approval. Notwithstanding any other provision of this Agreement, the written consent of the Member shall be required to approve the following matters:

       (i)   the dissolution or winding up of the Company;

       (ii)   the merger or consolidation of the Company;

       (iii)   the sale, transfer, contribution, exchange, lease or other disposition or transfer of all or substantially all of the assets of the Company;

       (iv)   the declaration of any distributions or dividends by the Company;

       (v)   amendments to this Agreement; and,

       (vi)   the filing of any bankruptcy petition or legal admission.

7.   Limitation of Liability. Neither the Member nor Manager shall be liable for the debts, obligations, liabilities or judgments of the Company solely by virtue of

its membership in, management of, or appointment as an Officer of the Company, respectively.

8.   <u>Devotion of Time; Competing Activities</u>. The Members and Manager are not required to devote all of their time or business efforts to the Company. Each Member or Manager shall devote whatever time or effort she or it deems appropriate to carry out the Company's business The Member and Manager may engage or invest in, independently or with others, directly or indirectly, in any business activity, venture or opportunity which may be in direct or indirect competition with the Company. Neither the Company nor the Member, as applicable, shall have any rights in such other business ventures, opportunities or activities of the Manager or Member or to the income or proceeds derived therefrom. Neither the Member nor the Member shall not be obligated to present any investment opportunity or prospective economic advantage or business activity, venture or opportunity to the Company or the Member. A Manager or Member shall have the right to hold any investment opportunity or prospective economic advantage or business activity for his own account or to recommend such opportunity to Persons other than the Company or Member.

ARTICLE VI

Dissolution

The Company shall be dissolved, and shall terminate and wind up its affairs upon the first to occur of the following:

(a)   the determination by the Member to dissolve the Company; or

(b)   the entry of a decree of judicial dissolution under the Act.

ARTICLE VII

Winding Up and Distribution of Assets

Section 7.1   <u>Winding Up</u>. If the Company is dissolved, the Member shall wind up the affairs of the Company.

Section 7.2   <u>Distribution of Assets</u>. Upon the winding up of the Company, subject to the provisions of the Act, the Member shall pay or make reasonable provision to pay with Company assets all claims and obligations of the Company, including all costs and expenses of the liquidation and all contingent, conditional or un-matured claims and obligations that are known to the Member but for which the identity of the claimant is unknown.   If there are sufficient assets, such claims and obligations shall be paid in full and any such provision shall be made in full. If there are insufficient assets, such claims and obligations shall be paid or provided for according to their priority, and, among claims and obligations of equal priority, ratably to the extent of assets available therefor. Any remaining assets shall be distributed to the Member.

ARTICLE VIII

Governing Law and Jurisdiction

This Agreement, including its existence, validity, construction and operating effect and the rights of the party hereto, shall be governed by and construed in accordance with the laws of the State of Tennessee (without regard to principles of conflicts of laws).

ARTICLE IX

Indemnification

To the maximum extent permitted by applicable law, the, Member, Manager and any Officers shall not be liable to the Company or any other third party (i) for mistakes of judgment, (ii) for any act or omission suffered or taken by it or (iii) for losses due to any such mistakes, action or inaction.

Except as may be restricted by applicable law, the Member, Manager and any Officers shall not be liable for and the Company shall indemnify them against, and agrees to hold the Member, Manager and such Officers harmless from, all liabilities and claims (including reasonable attorney's fees and expenses in defending against such liabilities and claims) against the Member, Manager, and Officers, arising from the Member's, Manager's, and such Officers' performance of their duties in conformance with the terms of this Agreement.

ARTICLE X

Assignment of Interests

The Member may Transfer all or part of its Membership Interest in the Company.

ARTICLE XI

Miscellaneous Provisions

Section 11.1   Complete Agreement. This Agreement and the Articles of Organization constitute the complete and exclusive statement of the Member with respect to the subject matter herein and therein and replace and supersede all prior written and oral agreements or statements by the Member. If there is any conflict between the provisions of this Agreement and the Articles of Organization, then the provisions of this Agreement, to the extent permitted under Tennessee law, shall control.

Section 11.2   Statutory References. Any reference to the Act or other statutes or laws will include all amendments, modifications, or replacements of the specific sections and provisions concerned.

Section 11.3   Severability. If it shall be determined by a court of competent jurisdiction that any provisions or wording of this Agreement shall be invalid or unenforceable under Tennessee law or other applicable law, such invalidity or unenforceability shall not invalidate the entire Agreement. In that case, this Agreement shall be construed so as to limit any term or provision so as to make it enforceable or valid within the requirements of applicable law, and, in the event such term or provisions cannot be so limited, this Agreement shall be construed to omit such invalid or unenforceable terms or provisions. If it shall be determined by a court of competent jurisdiction that any provision relating to the distributions, dividends, and allocations of the Company or to any expenses payable by the Company is invalid or unenforceable, this Agreement shall be construed or interpreted so as (a) to make it enforceable or valid and (b) to make the distributions, dividends, and allocations as closely equivalent to those set forth in this Agreement as is permissible under applicable law.

ARTICLE XII

Definitions

As used herein, the following terms shall have the indicated definitions.

"Act" means the Tennessee Revised Limited Liability Company Act, as may be amended from time to time.

"Articles of Organization" means the articles of organization as filed with the Tennessee Secretary of State on July 30, 2019 as the same may be amended from time to time.

"Agreement" means this Limited Liability Company Operating Agreement, as may be amended from time to time.

"Capital Account" means a separate accounting maintained with respect to the Member pursuant to section 3.2 of this Agreement.

"Capital Contribution" means the contribution by the Member to capital of the Company.

"Company" means CWS Hospitality LLC, a Tennessee limited liability company.

"Manager" means Sarah Buxbaum, an individual.

"Member" means Annelise Holdings LLC, a California limited liability company.

"Membership Interest" means the ownership interest of the Member in the Company, including any and all rights, powers, benefits, duties or obligations conferred or imposed on the Member under the Act or this Agreement.

"Transfer" means a transfer, assignment, pledge or encumbrance relative to any Membership Interest in the Company.

IN WITNESS WHEREOF, the Member has executed and delivered this Limited Liability Company Operating Agreement effective as of the day and year first above written.

MEMBER:
ANNELISE HOLDINGS LLC

_____
By: Sarah Buxbaum, its Manager

SCHEDULE A

MEMBERS

MEMBER'S NAME	MEMBER'S CAPITAL CONTRIBUTION	MEMBER'S PERCENTAGE INTEREST
Annelise Holdings LLC **(Full Membership Interest)**	$1,000	100%
TOTAL		100%